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Ex-12g


                                                     Idaho Power Company
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

                                                Twelve Months Ended December 31,
                                                     (Thousands of Dollars)
                                                   1994         1995          1996         1997          1998
Earnings, as defined:
    Income before income taxes.................. $109,173     $135,333      $142,710     $138,746     $140,984
    Adjust for distributed income of equity
      investees.................................      326       (2,058)       (1,413)      (3,943)      (4,697)
    Equity in loss of equity method
      investments...............................        0            0             0            0          476
    Minority interest in losses of majority
      owned subs................................        0            0             0            0         (125)
    Supplemental fixed charges and Pref Div,
      as below..................................   57,849       59,992        60,939       64,317       64,051

        Total earnings, as defined.............. $167,348     $193,267      $202,236     $199,120     $200,689

Fixed charges, as defined:
    Interest charges............................  $54,433      $56,456       $57,348      $60,761      $60,677
    Rental interest factor......................      794          925           991          982          801

        Total fixed charges.....................   55,227       57,381        58,339       61,743       61,478
    Supplemental increment to fixed charges*....    2,622        2,611         2,600        2,574        2,573

    Supplemental fixed charges..................   57,849       59,992        60,939       64,317       64,051
    Preferred stock dividends-gross up-Ipc
      rate......................................   10,682       12,392        12,146        7,803        8,275
        Total combined supplemental fixed
           charges and preferred dividends......  $68,531      $72,384       $73,085      $72,120      $72,326

Supplemental ratio of earnings to combined fixed
   charges and preferred dividends..............    2.44x        2.67x         2.77x        2.76x        2.77x


* Explanation of increment:
Exhibit 12-G
  interest on the guaranty of American Falls District bonds and Milner Dam Inc. notes which are already included in operating expense.

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